SEPARATE FINANCIAL STATEMENTS
2025 AND 2024

SEPARATE STATEMENT OF FINANCIAL POSITION
GRUPO CIBEST S.A.
For the year ending December 31, 2025 and for the period from September 25 to December 31, 2024
(Stated in millions of Colombian pesos)

	Note	December 31, 2025*	December 31, 2024
ASSETS
Cash and cash equivalents	3	116,820	-
Amortized cost investments	4	1,331,390	-
Equity financial instruments	4.1	4,384	38
Financial assets investments		1,335,774	38
Investment in subsidiaries	5	35,406,058	-
Investment in associates and joint ventures	6	63,911	-
Asset held for sale	7	5,263,986	-
Other assets	8	539	-
TOTAL ASSETS		42,187,088	38
LIABILITIES AND EQUITY
LIABILITIES		-	-
Borrowings from other financial institutions	9	1,412,752	-
Preferred shares	10	583,477	-
Current tax		16,720	-
Deferred tax, net	11.4	12,572	-
Other liabilities	12	4,303	-
TOTAL LIABILITIES		2,029,824	-
EQUITY
Share capital	13	480,914	-
Additional paid-in capital		37	37
Appropriated reserves	14	10,663,954	-
Retained earnings		22,132,533	-
Net profit		3,704,009	1
Accumulated other comprehensive income, net of tax		3,175,817	-
TOTAL EQUITY		40,157,264	38
TOTAL LIABILITIES AND EQUITY		42,187,088	38

* Includes the effects of the partial spin-off from Bancolombia S.A. to Grupo Cibest S.A. See Note 1 – Reporting Entity.

The accompanying notes form an integral part of these separate financial statements.

SEPARATE INCOME STATEMENT
GRUPO CIBEST S.A.
For the year ending December 31, 2025 and for the period from September 25 to December 31, 2024
(Stated in millions of Colombian pesos)

	Note	December 31, 2025*	December 31, 2024
Equity method subsidiaries	15.1	6,797,841	-
Equity method of associates and joint ventures	15.1	21,844	-
Equity instruments	15.1	104	-
Dividends	15.1	5	1
Equity method net income		6,819,794	1
Other income	15.2	128,001	-
Total income, net		6,947,795	1
Operating expenses		-	-
Salaries and employee benefits	16.1	(7,495)	-
Interest expenses	16.2	(113,528)	-
Administrative and general expenses	16.3	(21,330)	-
Impairment of an amortized cost investment		(181)	-
Operating expenses, net		(142,534)	-
Profit before taxes from continuing operations		6,805,261	1
Income tax from continuing operations	11	(51,215)	-
Net profit from continuing operations		6,754,046	1
Net loss from discontinued operations	20	(3,050,037)	-
Net profit		3,704,009	1

* Includes the effects of the partial spin-off from Bancolombia S.A. to Grupo Cibest S.A. See Note 1 – Reporting Entity.

The accompanying notes form an integral part of these separate financial statements.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME
GRUPO CIBEST S.A.
For the year ending December 31, 2025 and for the period from September 25 to December 31, 2024
(Stated in millions of Colombian pesos)

	Note	December 31, 2025*	December 31, 2024
Net income		3,704,009	-
Other comprehensive income to be reclassified to the income statement			-
Gain on valuation of financial instruments	4.1	1,804	-
Related tax	11.3	(467)	-
Net of tax amount		1,337	-
Surplus from equity method			-
Effects by mergers and spin-off operations		9,372,589	-
Unrealized gain/(loss) on investments in subsidiaries using equity method (1)	5	(187,245)	-
Gain/(loss) on valuation of investments in associates and joint ventures	6	294	-
Foreign exchange difference (2)		(2,050,895)
Net of tax amount		7,134,743	-
Effects of hedge accounting application			-
Effects by mergers and spin-off operations and net investment hedge in a foreign operation		(4,028,670)	-
(Loss) gain on hedge of net investment in a foreign operation		106,777	-
Income tax	11.3	(38,370)	-
Net of tax amount		(3,960,263)	-
Total other comprehensive income to be reclassified to profit or loss		3,175,817	-
Other comprehensive income, net of taxes		3,175,817	-
Total comprehensive income		6,879,826	-

* Includes the effects of the partial spin-off from Bancolombia S.A. to Grupo Cibest S.A. See Note 1 – Reporting Entity.

(1) This value corresponds to ORI of investments (COP 104,357) and homologation of the standard (COP 82,888). See Note 5 Investments in Subsidiaries.
(2) This value corresponds to the exchange difference on investments. See Note 5, Investments in Subsidiaries, and Note 7, Assets Held for Sale.

The accompanying notes form an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
GRUPO CIBEST S.A.
For the year ending December 31, 2025 and 2024
(Stated in millions of Colombian pesos,except per share amounts stated in pesos)

				Appropriated reserves (Note 14)				Accumulated other comprehensive income
	Note	Share capital (Note 13)	Additional paid in capital	Appropriated reserves	Discretionary reserve	Reserve for share repurchase	Total reserves	Financial instruments	Equity method surplus	Total other comprehensive income, net	Retained earnings	Profit for the year	Total equity
Equity as of January 1, 2025 (1)		-	37	-	-	-	-	-	-	-	-	1	38
Effects of the partial absorption-type spin-off from Bancolombia S.A. to Grupo Cibest S.A. (*)	1	480,914	-	9,928,816	1,166,556	-	11,095,372	1,333	5,343,919	5,345,252	20,188,835	2,338,007	39,448,380
Reserve for equity strengthening and future growth.	14	-	-	(1,350,000)	-	1,350,000	-	-	-	-	-	-	-
Share repurchase	14	-	-	-	-	(431,418)	(431,418)	-	-	-	-	-	(431,418)
Equity method from participation in subsidiaries, associates and joint ventures.	5	-	-	-	-	-	-	-	-	-	(7,720)	-	(7,720)
Others (2)		-	-	-	-	-	-	-	-	-	1,951,418	-	1,951,418
Income for the year		-	-	-	-	-	-	-	-	-	-	1,366,001	1,366,001
Other comprehensive income		-	-	-	-	-	-	4	(2,169,439)	(2,169,435)	-	-	(2,169,435)
Equity as of December 31, 2025		480,914	37	8,578,816	1,166,556	918,582	10,663,954	1,337	3,174,480	3,175,817	22,132,533	3,704,009	40,157,264

* Includes the effects of the partial spin-off from Bancolombia S.A. to Grupo Cibest S.A. See Note 1 – Reporting Entity.

(1) The date of incorporation of Grupo Cibest is September 25, 2025, for this reason no movement is shown for the 2024 period.
(2) Effect on retained earnings due to the alignment of accounting policies with full IFRS for the application of the equity method.

The accompanying notes form an integral part of these separate financial statements.

1

SEPARATE STATEMENT OF CASH FLOWS
GRUPO CIBEST S.A.
For the year ending December 31, 2025 and for the period from September 25 to December 31, 2024
(Stated in millions of Colombian pesos)

	Nota	December 31, 2025*	December 31, 2024
Net income		3,704,009	-
Adjustments to reconcile net income to net cash:
Equity method – subsidiaries	15.1	(6,797,841)	-
Equity method – associates and joint ventures	15.1	(21,844)	-
Net loss from discontinued operations		3,050,037	-
Decrease in costs to sell of the discontinued asset		(7,748)	-
Accrued interest – virtual investment	15.2	(58,177)	-
Valuation of equity instruments	15.1	(104)	-
Foreign exchange differences		(69,381)	-
Preferred share interest	16.2	56,974	-
Financial obligations interest	16.2	56,554	-
Income tax	11	51,215	-
Impairment of investments		181	-
Changes in operating assets and liabilities:			-
Increase in other assets		4,376	-
Change in other liabilities		4,303	-
Income tax advance		(3,015)	-
Net cash provided by (used in) operating activities		(30,461)	-
Cash flows from investment activities
Dividends received		454,426	-
Opening of investments at amortized cost		(5,716,225)	-
Opening of a liquidity income fund		(20)	-
Cash capitalizations in investments in subsidiaries		(129,293)	-
Cash capitalizations in Investments in Associates and Joint Ventures		(452)	-
Cancellation of investments at amortized cost		4,393,978	-
Interest received from investments at amortized cost		48,853	-
Net cash used in investing activities		(948,734)	-
Cash flow from financing activities:
Share buyback	14	(431,418)	-
Net cash used in financing activities		(431,418)	-
Decrease in cash and cash equivalents, before the effect of exchange rate changes		(1,410,612)	-
Cash received from spin-off		1,527,432	-
Decrease in cash		116,820	-
Cash at the beginning of the period		-	-
Cash at the end of the period		116,820	-

* Includes the effects of the partial spin-off from Bancolombia S.A. to Grupo Cibest S.A. See Note 1 – Reporting Entity.
The accompanying notes form an integral part of these separate financial statements.

1

Certification by the Legal Representative and the Accountant of Grupo Cibest S.A.

Medellín, February 23, 2026.

The undersigned legal representative and accountant of Grupo Cibest S.A. certify that the financial statements of Cibest for the year ended December 31, 2025 and the period between September 25 and December 31, 2024, have been faithfully taken from the books and that, before making them available to you and third parties, we have verified the following statements contained therein:

The assets and liabilities included in the financial statements for the year ended December 31, 2025 and the period from September 25 to December 31, 2024, exist, and the transactions included in those statements were carried out during the years then ended.

Transactions and events that occurred during the year ended December 31, 2025, and during the period from September 25 to December 31, 2024, have been recognized in the appropriate amounts in the financial statements.

The assets represent probable future economic benefits (rights) and the liabilities represent probable outflows of economic benefits (obligations), obtained by Cibest as of December 31, 2025 and the period between September 25 and December 31, 2024.

The financial statements have been prepared in accordance with the Accounting and Financial Reporting Standards issued by the International Accounting Standards Board (IASB), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRS-IC).

All economic events affecting Cibest have been correctly classified, described, and disclosed in the separate financial statements.

In compliance with Law 964 of 2005 in its article 46 we certify that the financial statements and other reports relevant to the public do not contain defects, inaccuracies or errors that would prevent users from understanding the entity’s financial position or its operations.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
GRUPO CIBEST S.A.
All amounts are expressed in millions and billions of Colombian pesos, where applicable.
Foreign currency figures are expressed in thousands of the respective currency.

NOTE 1. REPORTING ENTITY
Grupo Cibest S.A., hereinafter “Cibest" it is a listed issuer on the Colombian Stock Exchange (BVC), as well as on the New York Stock Exchange (NYSE), since 2025. Cibest main location is in Medellín (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales. The company was constituted under the corporate name Grupo Cibest S.A. according to public deed number 10,594 dated September 25, 2024, issued by Notary Office No. 15 of Medellín.
The duration contemplated in the bylaws is until December 8, 2144; however, it may be dissolved or extended before that date.

Cibest’s business purpose is to invest in movable and immovable assets, particularly in shares, equity interests, or any other type of participation in Colombian and/or foreign companies or entities, as well as to manage such investments.

Cibest’s bylaws are set out in Public Deed No. 386 dated May 12, 2025, executed before Notary Public No. 30 of Medellín, through which the partial spin‑off agreement was formalized. Under this agreement, Bancolombia S.A. (“Bancolombia”), as the transferring (splitting) entity, transferred a portion of its assets to Cibest, as the beneficiary entity, without being dissolved.

The transaction was initially disclosed to the market on October 29, 2024, approved at the Extraordinary General Shareholders’ Meeting of Cibest held on February 20, 2025, and at the Extraordinary General Shareholders’ Meeting of Bancolombia held on April 23, 2025. It was authorized by the SFC through Resolutions No. 0356 dated February 28, 2025, and No. 0901 dated May 7, 2025.

On May 16, 2025, the market was informed of the completion of the corporate transactions aimed at evolving the group’s corporate structure. As a result, Grupo Cibest became the parent holding company of all financial entities and other subsidiaries, including Bancolombia.

1

As a result of the completion of these transactions, Bancolombia’s shareholders (excluding Cibest) became shareholders of Cibest. Cibest issued, on their behalf, the same number and class of shares (common shares and preferred dividend shares without voting rights), maintaining the same terms and conditions and ownership percentages they held in Bancolombia. Consequently, their shares in Bancolombia (excluding those held by Cibest) were cancelled. Holders of Bancolombia American Depositary Receipts (“ADR's”) received equivalent ADR's of Cibest, and their Bancolombia ADR's were cancelled.

Cibest’s common shares and preferred shares without voting rights are listed on the Colombian Stock Exchange under the symbols “CIBEST” and “PFCIBEST”, respectively. The ADRs representing preferred shares without voting rights are listed on the New York Stock Exchange under the symbol “CIB”, the same symbol previously used for Bancolombia’s ADRs prior to the corporate restructuring.

Cibest’s common shares, preferred dividend shares without voting rights, and ADR's became eligible for trading as of Monday, May 19, 2025.

The value of the assets, liabilities, and equity transferred from Bancolombia to Cibest as part of the partial spin-off on May 16, 2025 is as follows:

Statement of Financial Position:

Value
ASSETS
Cash	1,527,432
Total equity financial instruments	4,197
Fiduciary Right – PA Cadenalco 75 Years	4,197
Investment in subsidiaries	41,449,137
Bancolombia S.A.	21,625,229
Banistmo S.A.	11,125,504
Banagrícola S.A. and subsidiaries	4,676,277
Grupo Agromercantil Holding S.A.	3,465,595
Nequi S.A. Finance Company	45,390
Renting Colombia S.A.S.	324,563
Negocios Digitales Colombia S.A.S.	102,321
Wompi S.A.S.	38,692
Wenia Ltd.	45,566
Investment in associates and joint ventures	50,507
Deferred tax assets	59,373
Other assets, net	688
TOTAL ASSETS	43,091,334
LIABILITIES
Borrowings from other financial institutions	1,527,432
Preferred shares	545,873
Deferred tax liabilities	1,569,650
TOTAL LIABILITIES	3,642,955
TOTAL EQUITY	39,448,380
TOTAL LIABILITIES AND EQUITY	43,091,335

Statement of income:

Value
Operating income
Equity method	2,353,256
Bancolombia S.A.	2,042,793
Banistmo S.A.	107,923
Banagrícola S.A. and subsidiaries	187,878
Grupo Agromercantil Holding S.A.	38,940
Nequi S.A. Finance Company	(15,646)
Renting Colombia S.A.S.	4,676
Negocios Digitales Colombia S.A.S.	566
Wompi S.A.S.	82
Wenia Ltd.	(13,956)
Associates and joint ventures	4,470
Dividends	5
Total income, net	2,357,731
Operating expenses	-
Interest expense	(19,370)
Total expenses	(19,370)
Profit before income tax	2,338,361
Income tax	(337)
Net profit	2,338,024

Cibest through its subsidiaries (collectively referred to as the “Cibest Group”) has international presence in the United States, Puerto Rico, Panamá, Guatemala, Bermuda, and El Salvador.

At the Extraordinary Shareholders’ Meeting held on June 9, 2025, the shareholders approved a share repurchase program for common shares, preferred non‑voting shares, and American Depositary Receipts (ADRs) of Cibest, for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000 million), for a period of up to one (1) year starting from the approval of the Repurchase Program regulations by the Board of Directors. As part of this decision, the Shareholders’ Meeting also approved a change in the allocation of the legal reserve and the creation of a specific reserve for the share repurchase program.

On June 24, 2025, the Board of Directors of Cibest regulated this share repurchase program, which began on Thursday, July 17, 2025. In Colombia, it is being carried out on the trading systems of the Colombian Stock Exchange through Valores Bancolombia S.A. Comisionista de Bolsa, and in the United States through an Enhanced Open Market Repurchase executed by Morgan Stanley & Co. LLC. For more information on the progress of the repurchase program, see Note 14. Reserves.

Other corporate matters:

Regarding its subsidiaries, on August 27, 2025, the Extraordinary Shareholders’ Meeting of Bancolombia approved the voluntary delisting of its common shares and preferred shares without voting rights from the National Registry of Securities and Issuers (RNVE) and the Colombian Stock Exchange (BVC). Consequently, the BVC formally notified Bancolombia of the delisting, effective as of September 19, 2025.

On October 21, 2025, the market was informed of the completion of the corporate reorganization of the Panamanian subsidiary Banistmo S.A., as well as other Cibest subsidiaries in Panama, which had been previously announced on September 29, 2025. It was indicated that, once the authorizations of the Superintendency of Banks of Panama and the respective Shareholders’ Meetings were obtained, the merger of the Beneficiary Company VB Panamá S.A. with Banistmo S.A. was completed (noting that the Beneficiary Company VB had previously received certain asset portfolios that were partially spun off from Valores Banistmo S.A. and Banistmo Capital Markets Group Inc.), as well as the partial spin-off by Banistmo of 100% of the shares it held in Valores Banistmo S.A., in favor of Cibest Panamá Assets S.A., a Panamanian company wholly owned by Cibest.

On November 6, 2025, it was announced that the Financial Superintendence of Colombia (SFC), through Resolution No. 2002 dated October 31, 2025, as amended by Resolution No. 2021 dated November 4, 2025 (becoming final on November 6 of the same year), authorized Nequi S.A. to operate and carry out throughout the national territory the activities corresponding to the corporate purpose of a “financing company”. Nequi S.A. will commence operations once the corresponding formalities have been completed and will continue to be part of the Cibest Group. For customers, this evolution will not entail any changes in the way they access or use the products and services.

On December 18, 2025, Cibest informed to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. The agreed purchase price was US$1,418 million (subject to customary adjustments at the closing of the transaction) and will be paid in full on the closing date, once the required regulatory authorizations in Panama have been obtained and the conditions set forth in the share purchase agreement have been fulfilled.

The subsidiaries of Cibest are as follows:

Company	Country	Corporate purpose	% of interest and voting rights held as of December 2025
Bancolombia S.A.	Colombia	Financial services	94.50%
Renting Colombia S.A.S.	Colombia	Operating lease	94.58%
Nequi S.A. Finance Company	Colombia	Financial services	94.99%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%
Wompi S.A.S.	Colombia	Technology services	100.00%
Inversiones Cibest S.A.S.	Colombia	Investment	100.00%
Cibest Investment Management S.A.S.	Colombia	Investment	100.00%
Valores Cibest S.A.S.	Colombia	Investment	100.00%
Cibest Inversiones Estratégicas S.A.S.	Colombia	Investment	100.00%
Banagrícola S.A. and subsidiaries	Panamá	Financial services holding	99.17%
Grupo Agromercantil Holding S.A.	Panamá	Financial services holding	100.00%
Cibest Panama Assets S.A.	Panamá	Financial services holding	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%

As of December 31, 2025, Cibest has 21 employees.

NOTE 2. MATERIAL ACCOUNTING POLICIES

A. Basis for preparation of the separate financial statements

The separate financial statements are prepared in accordance with standards accounting and Financial Reporting Standards accepted in Colombia, based on the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter, “IASB”), as well as the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, IFRS-IC), in accordance with the Regulatory Technical Framework issued through the single regulatory decree 2420 of 2015 and its amendments, by the Ministry of Finance and Public Credit and the Ministry of Commerce, Industry and Tourism.

The preparation of separate financial statements in conformity with the mentioned accounting framework requires the use of estimates and assumptions that affect the reported and disclosed amounts without compromising the reliability of financial information. The estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Preparation of the separate financial statements under the going concern basis

Management has assessed Cibest ability to continue as a going concern and confirms that Cibest has adequate resources, liquidity and solvency to continue operating the business for the foreseeable future, which is at least, 12 months from the end of the reporting period. Based on Cibest liquidity position at the date of authorization of the separate financial statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.

The separate financial statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets and liabilities that might otherwise be required if the going concern basis were not correct.

Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss and equity securities measured at fair value through other comprehensive income (OCI) in equity. Investments in subsidiaries, associates and joint ventures are measured using the equity method.

The separate financial statements are stated in Colombian pesos (COP) and figures are stated in millions and billions (when indicated), except earnings per share, diluted earnings per share, nominal value of the share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.

The separate financial statements are those that serve as the basis for the regulatory compliance, distribution of dividends and other appropriations by the shareholders.

Business Reorganization and Transactions Between Entities Under Common Control

A business reorganization under common control refers to transactions in which entities that are controlled by the Group are restructured, both before and after the transaction, and such control is not temporary.

For transactions under common control, Cibest has chosen as its accounting policy to apply the predecessor value method for recognizing intercompany transactions. This means that the assets and liabilities carved out from the entity or business being spun off are recognized in the separate financial statements of the receiving company at their carrying amounts, as recorded prior to the transaction date.

Cibest presents the net assets received as if they had always been part of its financial statements from the date of transfer.

During the second quarter of 2025, Cibest became the parent company of the economic group. Therefore, from that date onward, the separate financial statements presented include all subsidiaries previously consolidated by Bancolombia S.A. For further information, see Note 1 – Reporting Entity.

B. Presentation of the separate financial statements

Cibest presents the separate statement of financial position ordered by liquidity and the separate statement of income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in Cibest policies.

The separate statement of comprehensive income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. Cibest discloses the amount of income tax relating to each item of OCI.

The separate statement of cash flows was prepared using the indirect method, according to which the starting point is net profit or loss of the period, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in receivable and payable related to operating activities, and items of income or expense associated with investing or financing cash flows.

C. Material Accounting Policies

The material accounting policies that Cibest uses in preparing its separate financial statements are detailed below:

1.Functional currency, transactions, and balances in foreign currency

The functional and presentation currency of Cibest separate financial statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the separate statement of comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

The exchange rates at period-end used for the conversion of monetary assets and liabilities were as follows:

	December 31, 2025	December 31, 2024
Closing exchange rates	3.757,08	4.409,15

2. Cash and cash equivalents

Cibest considers cash and cash equivalents to include cash, balances at banks and other financial institutions, as shown in Note 3. Cash and cash equivalents.

3. Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

3.1. Financial assets

Financial assets are recognized when Cibest becomes party to the contractual provisions of the instrument. This includes regular purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. Cibest uses settlement date accounting for regular contracts when recording financial asset transactions.

At initial recognition, Cibest measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Transaction costs of financial assets subsequently measured at fair value with changes in profit or loss are recognized as expenses in the income statement.

3.1.1. Classification and measurement of financial assets

Cibest measures equity instruments at FVTPL. Likewise, Cibest has made an irrevocable choice to present subsequent changes in the fair value of some equity instrument investments that are not held for trading in other comprehensive income. Dividends from such investments are recognized in the income statement when the right to receive payment is established.

Accumulated gains or losses in other comprehensive income at the time of derecognition of a financial asset are reclassified from equity to the income statement, except for investments in equity instruments for which Cibest has made the irrevocable choice to present subsequent changes in fair value in other comprehensive income; for these, reclassification is made to the "retained earnings" line.

3.2. Financial liabilities

At initial recognition, Cibest measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the statement of income if the liabilities are measured at fair value.

3.2.1. Classification and measurement of financial liabilities

Financial liabilities are classified and subsequently measured as follows:

-Amortized cost: Measured at cost using the effective interest rate method.
-Fair value through profit or loss (“FVTPL”): Measured using fair value, with variations in value recognized in the income statement.
-Irrevocably designated at fair value through profit or loss: Measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income

3.2.2. Derecognition of Financial Liabilities

Cibest derecognizes a financial liability from the statement of financial position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.

3.3. Compound instruments

Cibest recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which does not have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the preferred shares for each period, in accordance with Cibest statutes. For more information, see Note 10 – Share capital.

3.4. Hedge accounting

Cibest designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.

Cibest assesses at the inception of the hedge and on an ongoing basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):

-Economic relationship between the hedging instrument and the hedged item.
-The effect of credit risk does not predominate over the value of the economic relationship.
-Designated hedge ratio is consistent with risk management strategy.

Cibest discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions, or the hedging relationship no longer complies with the risk management objective.

Before the establishment of hedge accounting, Cibest documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Asset and Liability Management Committee, as the body designated by the Board of Directors.

For hedge accounting purposes, hedges are classified and accounted for as follows, once the criteria for their recognition have been met:

Hedges of a net investment in a foreign operation

In accordance with the application of IFRS 9 and IFRIC 16 – Hedges of a Net Investment in a Foreign Operation, the Group has elected to hedge the foreign exchange risk arising from the translation of activities conducted in a country or currency other than that of the reporting entity.

The accounting for these hedges requires that the effective portion of foreign exchange gains or losses arising from instruments designated as hedging instruments be recognized in the same line item of the statement of profit or loss or other comprehensive income (OCI). This accounting treatment is consistent with the requirements of IAS 21 – The Effects of Changes in Foreign Exchange Rates and aligns with the disclosure provided in Section 1. Functional currency, translation of balances and foreign currency transactions.

Upon the disposal of a foreign operation, or upon the settlement of an instrument that forms part of the net investment, the foreign exchange differences previously accumulated in OCI are reclassified to profit or loss for the period as part of the gain or loss on such disposal. For additional information related to the accounting for hedges of net investments in foreign operations, refer to Note 4. Financial Assets Investments.

4. Investments in subsidiaries, associates, and joint ventures

4.1. Investments in subsidiaries

A subsidiary is an entity in which Cibest holds rights that give it the ability to direct the relevant activities, provided that it meets the following elements:

•Power over the investee that gives it the present ability to direct the relevant activities that significantly affect its performance.
•Exposure or right to variable returns arising from its involvement in the investee.
•Ability to use its power over the investee to influence the amounts of returns of the investor.

Under the equity method, the investment is initially recorded at cost, and is adjusted with the changes in Cibest participation in the net assets of the subsidiary after the acquisition date, less any loss in value of the investment. When there are indications of impairment, the carrying amount of the investment will be evaluated in accordance with IAS 36 Impairment of Assets, as a single asset. Impairment losses are recognized in results when the carrying amount exceeds the recoverable amount, determined as the greater of the fair value less costs to sell and the value in use of the subsidiary.

Cash dividends received from the subsidiary are recognized by reducing the carrying amount of the investment.

4.2. Investments in associates and joint ventures

An associate is an entity over which Cibest has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.

A joint venture is an entity that Cibest controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.

Cibest investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the separate financial statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is an investment entity, Cibest may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the separate financial statements. This election is applied on an investment-by-investment basis.

At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding Cibest share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of Cibest share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of Cibest share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets, as a single asset. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 6. Impairment of assets, cash-generating units, of this note).

If Cibest share of losses of an associate or joint venture exceeds Cibest interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of Cibest net investment in the associate or joint venture), Cibest discontinues recognition its share of further losses and recognized subsequent losses only to the extent that Cibest has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with Cibest. The portion that corresponds to Cibest for changes in the investee´s other comprehensive income items is recognized in the statement of comprehensive income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the statement of income as “Other income on equity investments”, in accordance with Cibest 's participation. Gains and losses resulting from transactions between Cibest and its associate or joint venture are recognized in Cibest ´s separate financial statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost.

When the significant influence on the associate or the joint venture is lost, Cibest measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the statement of income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.

The unrealized gain or loss of an associate or joint venture is presented in the statement of comprehensive income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s statement of comprehensive income.

The dividends received from the associate or joint venture reduce the investment carrying value.

For further information, please see Note 6. Investments in associates and joint ventures.

5. Receivables

Represents receivable rights arising from the development of Cibest ’s economic activities. These receivables are initially measured at fair value and reassessed at the end of the reporting period. Their recoverability is evaluated to determine the necessary provisions for impairment in case of potential loss contingencies.

5.1 Impairment of intra-group receivables

Considering that IFRS 9 requires the recognition of an allowance for receivables where cash or a financial asset is received, Cibest has defined that for intra group accounts related to dividends, fees, services, among others, provided between companies, no allowance shall be recognized, as these do not carry any credit risk; therefore, the expected loss is zero.

6. Assets held for sale and discontinued operations.

Cibest classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “Depreciation, amortization and impairment” in the separate statement of income.

If the assets show indications of impairment, impairment losses are recognized for the difference between the carrying amount and the fair value less costs to sell, within “Amortization, depreciation and impairment” in the statement of income. Gains or losses on the disposal of assets held for sale are recognized in the statement of income under “Other operating income” or “Other general and administrative expenses.”

The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In Cibest. The assets held under this classification correspond to investment in subsidiaries. If the sale of the assets does not take place within the planned period, the assets are reclassified to "Investment in subsidiaries" in the separate statement of financial position.

A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the statement of income on a comparative basis.

The comparative information in the statement of profit or loss is restated to reflect the classification of discontinued operations for all periods presented, whereas the statement of financial position is not restated for prior periods; instead, the related assets and liabilities are presented separately from the date they are classified as held for sale.

7. Impairment of assets and cash generating units

Cibest evaluates at the end of each period whether there is any indication that individual non-financial assets and cash-generating units are impaired. If some indication of impairment does exist, Cibest estimates the recoverable amount and assesses if the carrying amount exceeds such amount, in order to calculate if the impairment loss is recognized.

The recoverable amount of non-financial assets or cash-generating units is the higher of its fair value less costs of disposal and its value in use, where fair value is determined by Management by reference to market value, if available, by pricing models, or with the assistance of a valuation specialist. While value in use requires Management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; and assess the appropriate discount rate and growth rate.

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.

The amount of impairment losses recognized in net income during the period are included in the separate statement of income as “Impairment of assets”. Impairment losses are subject to reversal, provided that the value of the asset or cash-generating unit has been recovered, without exceeding the carrying amount that would have been determined had no impairment loss been recognized.

8. Derecognition of non-financial assets

Cibest 's non-financial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the statement of income for the corresponding period.

9. Provisions, contingent liabilities, and contingent assets

Provisions

Provisions are recognized when Cibest has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.

The corresponding expense for any provision is presented in the separate statement of income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.

Contingent liabilities

Possible obligations that arise from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of Cibest , or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the separate statement of financial position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in that case no disclosure is required.

Contingent assets

Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of Cibest , are not recognized in the separate statement of financial position; instead, these are disclosed as contingent assets when the inflow of economic benefits is probable. When the contingent event becomes certain, the asset and the related income are recognized in the statement of income for the corresponding period.

10. Revenue recognition

Income under the equity method is recognized for the investor’s share of the profits generated during the period by subsidiaries, associates, and joint ventures.

Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of Cibest is established, which is generally when the shareholders declare the dividend. These are included in the separate statement of income as “Other income from equity investments.

11. Employee benefits

11.1. Short term benefits

Cibest grants its employees short-term benefits including, among others, salaries, social security contributions, insurance, bonuses, subsidies, variable compensation, and school allowances, which are expected to be fully settled within 12 months after the end of the annual reporting period. Short-term benefits are recognized as employees render the related services, for the amount expected to be paid. For more information, see Note 13. Operating expenses.

11.2. Other long-term employee benefits

Cibest grants to its employees a loyalty bonus as its only long term employee benefit which is payable more than twelve months following the end of the annual period in which the employees have rendered their services. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by Cibest and the expected date of obtaining the benefit. These benefits are projected up to the date of payment and are discounted through the projected unit credit method.

Defined contribution plans

These are monthly contributions made by Cibest to a pension and severance funds for both concepts. Basically, this is an obligation limited to the amount that Cibest is legally required or has agreed to pay or contribute to a fund and is not required to make any additional contributions.

Contributions made to defined contribution plans are recognized as expenses in the line-item of the separate statement of income “Salaries and employee benefits”, recognized when they are accrued. Any unpaid contribution as of the reporting date of the separate statement of financial position is included as a liability.

Defined benefit plans

These are post-employment benefit plans in which Cibest has the legal or constructive obligation to assume the payment of benefits under its responsibility.

This corresponds to a pension recognition bonus for which Cibest is responsible and must assume the actuarial risk related to such obligations. To this end, it performs an actuarial valuation using the Projected Unit Credit Method, which consists of projecting the growth of currently accrued pension benefits to reflect inflation and salary increases up to the pension payment date. These amounts are then discounted to present value using the risk-free interest rate that best reflects the time value of money (TES[1] rate for Colombia), aligned with the characteristics and the weighted average duration of the benefit cash flows, the currency of the obligation, and maturities that most closely match the plan’s liabilities.

In determining the value of the plan liabilities, Management makes demographic and financial assumptions regarding life expectancy, inflation, discount rates, and pension increases, based on past experience and expectations. These financial assumptions are based on market conditions as of the financial statement reporting date.

[1] This refers to the interest rate on Treasury Securities (TES), which represent the Colombian government’s public debt.

12. Income tax

Income tax includes current tax and deferred tax. Current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted at the date of preparation of the separate financial statements.

Cibest recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in Colombia, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in deferred taxes as from the date of publication of the law providing for such changes.

Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income Taxes and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of Colombia.

Deferred tax liabilities due to taxable temporary differences associated with investments in subsidiaries, associates or interests in joint ventures are recognized, except when Cibest is able to control the period in which the temporary difference is reversed, and it is likely that the temporary difference will not be reversed in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that Cibest will have sufficient taxable income in the future that allows them to be recovered based on the stand‑alone entity expected cash flow forecast for the next three years.

Tax credits from fiscal losses and surplus amounts from presumptive income over net income are recognized as a deferred asset, provided that it is likely that Cibest will generate future net income to allow their offset.

Deferred tax is recorded as debit or credit according to the result of each transaction and, for disclosure purposes in the statement of financial position, it is presented on a net basis.

Income tax expense is recognized in the statement of income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income) or equity.

Regulatory changes in tax laws and in tax rates are recognized in the statement of income under the heading “Income tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the statement of income under “Other expenses” or in the caption “Income tax” of the income statement, when applicable.

Cibest periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax contingencies provided it has a present obligation and it is more likely than not that Cibest will have to dispose of economic resources to settle the obligation, and Cibest can make an accurate estimate of the amount of the obligation. Recognized amounts are based on a reasonably estimated amount that is expected to cover the value of uncertain positions in the future.

For more information on the impacts on income tax derived from the tax measures in Colombia under Decree 1474 of 2025 “By which tax measures are adopted to address the expenses of the General Budget of the Nation necessary to face the State of Emergency declared by Decree 1390 of 2025”, see Note 7. Income Tax.

Transfers pricing policy

Cibest has a general policy whereby each of its companies is responsible for its revenues, costs and expenses independently. This is in compliance with the regulation for the Parent Company set forth in the Organic Statute of the Financial System (Article 119, paragraph 4), which states that: The activity of subsidiaries of entities subject to the control and supervision of the SFC must be carried out under conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to conduct the operations that constitute their corporate purpose.

Cibest recognizes transactions with foreign related parties applying the Arm’s Length Principle. These transactions are documented and reported to the tax authority according to the last evaluation date corresponding to the previous year.

D. Use of estimates and judgments

The preparation of separate financial statements require Cibest 's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses.

The estimates and underlying assumptions are reviewed on an ongoing basis under the going concern assumption. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments or changes in assumptions are disclosed in the notes to the separate financial statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

The material accounting estimates that Cibest uses in preparing its separate financial statements are detailed below.

1. Deferred tax

Deferred tax assets and liabilities are recognized on deductible or taxable temporary differences arising between tax bases and accounting bases, considering the tax regulations in force and applicable in Colombia.

Due to the volatility of the political, social and economic environment, frequent amendments to tax legislation and changes in tax doctrine, determining the tax bases for calculating deferred tax involves complex judgments, particularly regarding the estimation of future taxable profits, the offset of tax losses and the application of deductions. Given its significance and the high degree of estimation involved, the determination of deferred tax is considered a critical accounting policy for Cibest.

For more information relating to the nature of deferred tax assets and liabilities recognized by Cibest, please see Note 7. Income Tax.

2. Fair value of assets and liabilities

The fair value of Cibest 's assets and liabilities is determined at the date of the separate statement of financial position. Cibest 's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that classifies the inputs used in valuation techniques into three levels, as follows:

Level 1: Assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.

Level 2: I In the absence of a market price for a specific financial instrument, its fair value is estimated using valuation techniques based on observable inputs other than quoted prices included in Level 1, which may come from recent transactions of identical or similar instruments.

Level 3: Assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value measurement, are used. the fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.

Transfers into or out of Level 3 are made if the significant input used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.

The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

When developing fair value measurements, Cibest maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Additionally, Cibest uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements. For further detail and sensitivity analysis, see Note 16. Fair Value of Assets and Liabilities.

3. Uncertainty over income tax treatments

In the process of determining the current and deferred tax for periods subject to review by the tax authority, Cibest applies the applicable tax regulations and exercises judgment in interpreting tax provisions, recognizing positions that could be subject to different interpretations by third parties. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, the tax authority may adopt criteria different from those of Cibest. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability Cibest ´s accounting, in accordance with the requirements of IAS 12 – Income tax.

Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 7. Income tax.

E. Recently issued accounting pronouncements

a) Recently issued accounting pronouncements applicable in 2025

Amendments to Illustrative Examples – Disclosures about Uncertainties in the Financial Statements:

On November 28, 2025, the Board issued amendments to the guidance accompanying IFRS 7, IAS 8, IAS 36, IAS 37, including IFRS 18 Presentation and Disclosure in Financial Statements and IAS 1 Presentation of Financial Statements. These amendments add examples illustrating how to disclose the impacts of uncertainties within scenarios related to climate change; however, the principles and requirements also apply to the disclosure of other uncertainties.

Materials accompanying IFRS Accounting Standards, including illustrative examples, are not an integral part of those standards and, therefore, do not have an effective date or transition requirements.

This amendment has been evaluated by the Cibest without identifying any impact on the financial statements or disclosures, as the new requirements align with those already applied and reported by the Cibest.

b) Recently accounting pronouncements issued by IASB pending to incorporate in NCIF framework accepted in Colombia.

New standard NIIF 18 presentation and disclosure in separate financial statements:

In April 2024, the Board issued IFRS 18 to replace IAS 1 Presentation of separate financial statements. IFRS 18 introduces three sets of new requirements to improve the way companies report their financial performance and give investors a better basis for analyzing and comparing companies:

-Improved comparability in the statement of income: IFRS 18 introduces three defined categories for income and expenses (operating, investing and financing) to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit.
-Enhanced transparency of management-defined performance measures: The new standard requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures.
-More useful grouping of information in the separate financial statements: IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary separate financial statements or in the notes. In addition, the new standard requires companies to provide more transparency regarding operating expenses, helping investors to find and understand the information they need.

The IASB proposes that this new standard become effective for annual periods beginning on or after January 1, 2027, with early application permitted. As of today, this standard has not yet been incorporated into the accounting technical framework accepted in Colombia.

Management is assessing the impact that these amendments will have on Cibest financial statements and disclosures.

Standards Assessed in Prior Periods:

The following pronouncements were assessed by Management without identifying any impact on Cibest separate financial statements or related disclosures

-IAS 12 – International Tax Reform – Pillar Two Model Rules
-IFRS 16 – Lease Liability in a Sale and Leaseback Transaction
-Amendments to Classification and Measurement Requirements – IFRS 9 and IFRS 7
-Annual Improvements to IFRS Standards – Cycle/Volume 11

NOTE 3. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flow and the statement of financial position, the following assets are considered as cash and cash equivalents:

	December 31, 2025	December 31, 2024
In millions of COP
Cash	-	-
Deposits from banks and other private financial institutions	116,820	-
Total cash and cash equivalents	116,820	-

NOTE 4. FINANCIAL ASSETS INVESTMENTS

Cibest’s investment portfolio in financial instruments and derivatives as of December 31, 2025 and December 31, 2024 is described below:

Financial assets investments and derivative financial instruments	December 31, 2025	December 31, 2024
In millions of COP
Investments at amortized cost (1)	1,331,390	-
Equity instruments (2)	4,384	38
Total financial investment instruments	1,335,774	38
(1)Corresponds to investments in term deposits with fixed returns held at Bancolombia.
(1)See Note 4.1 Investments in equity securities.
4.1. Investments in equity securities

The detail of investments in equity securities is as follows:

Equity financial instruments	December 31, 2025	December 31, 2024
In millions of COP
Equity investments at fair value through profit or loss	124	38
Bancolombia S.A (1)	-	38
Investment Fund Renta Liquidez	124	-
Equity instruments measured at fair value through OCI	4,260	-
Fiduciary Right – Inmobiliaria Cadenalco (2)	4,260	-
Total equity financial instruments	4,384	38

(1)The change is due to a modification in the group's corporate structure. In May 2025, the investment in Bancolombia S.A. was reclassified as an investment in subsidiaries.
(2)This corresponds to the recognition of assets spun off by Bancolombia S.A. See Note 1 Reporting Entity
As of December 31, 2025, no impairment losses were recognized on equity instruments.
These investments are considered strategic for Cibest; therefore, there are no plans to dispose of them in the near term.
The fair value effect recognized in other comprehensive income, related to equity instruments, amounts to COP 1,804 for 2025. See the Separate Statement of Other Comprehensive Income – Gain (Loss) on Measurement of Financial Instruments.

1

NOTE 5. INVESTMENT IN SUBSIDIARIES

The detail of investments in subsidiaries as of December 31, 2025 and December 31, 2024 is as below:

			December 31, 2025 (1)		December 31, 2024
In millions of COP
Company name	Main activity	Country	% of ownership	Investment value	% of ownership	Investment value
Bancolombia S.A.	Financial services	Colombia	94.50%	26,029,103	-	-
Banagrícola S.A.	Holding	Panamá	99.17%	4,092,596	-	-
Grupo Agromercantil Holding S.A.	Holding	Panamá	100.00%	3,157,573	-	-
Inversiones Cibest S.A.S. (2)	Investment	Colombia	100.00%	1,226,484	-	-
Renting Colombia S.A.S.	Operating lease	Colombia	94.58%	347,338	-	-
Negocios Digitales Colombia S.A.S.	Payment solutions	Colombia	100.00%	105,679	-	-
Wompi S.A.S.	Technology services	Colombia	100.00%	80,537	-	-
Cibest Panama Assets S.A	Investment	Panamá	100.00%	94,723	-	-
Nequi S.A. finance Company	Financial services	Colombia	94.99%	59,612	-	-
Cibest Investment Management S.A.S. (2)	Investment	Colombia	100.00%	54,945	-	-
Valores Cibest S.A.S. (2)	Investment	Colombia	100.00%	54,945	-	-
Cibest Inversiones Estratégicas S.A.S. (2)	Investment	Colombia	100.00%	54,945	-	-
Wenia Ltd.	Technology services	Bermudas	100.00%	47,578	-	-
Total investment in subsidiaries				35,406,058	-	-

(1) The increase in investments in subsidiaries as of December 31, 2025, is attributable to the corporate developments described in Note 1 – Reporting Entity.
(2) These investments were initially recognized in 2024, each with a carrying amount below one million. The balance reported in 2025 reflects the subsequent capital contributions made during the period and their respective measurements.
The following tables sets forth the changes of the Bank's subsidiary investments as of December 31, 2025 and December 31, 2024:
1

December 31, 2025
	Bancolombia S.A.	Banistmo S.A. (1)	Banagrícola S.A.	Grupo Agromercantil Holding S.A.	Inversiones Cibest S.A.S.	Renting Colombia S.A.S.	Negocios Digitales Colombia S.A.S.	Others	Total
In millions of COP
Initial balance	-	-	-	-	-	-	-	-	-
Value received from the partial spin‑off from Bancolombia S.A. to Grupo Cibest S.A.	21,625,229	11,125,504	4,676,277	3,465,595	-	324,563	102,321	129,648	41,449,137
Standardization from Super to Full standard	1,857,038	-	-	-	-	-	-	11,490	1,868,528
Equity method through income statement (2)	3,869,264	-	398,428	74,300	172,163	22,775	2,587	12,990	4,552,507
OCI (Equity method)	(125,322)	36,586	3,214	505	(8,819)	-	(9,206)	(1,315)	(104,357)
Foreign exchange difference	-	(1,007,615)	(536,240)	(375,836)	-	-	-	(3,556)	(1,923,247)
Purchases / capitalizations (3)	-	-	-	-	1,063,507	-	-	255,174	1,318,681
Transfer of shares for in-kind capitalization	(1,189,386)	-	-	-	-	-	-	-	(1,189,386)
Dividends	-	-	(449,014)	-	-	-	-	-	(449,014)
Profit for previous years	(7,720)	(2,650)	(69)	(6,991)	(367)	-	9,977	100	(7,720)
Spin-off value (4)	-	(42,754)	-	-	-	-	-	42,754	-
Participation method reclassified to discontinued operation	-	294,037	-	-	-	-	-	-	294,037
Reclassification of assets held for sale	-	(10,403,108)	-	-	-	-	-	-	(10,403,108)
Ending balance	26,029,103	-	4,092,596	3,157,573	1,226,484	347,338	105,679	447,285	35,406,058
(1) Due to the purchase agreement signed on December 18, 2025, the investment in Banistmo S.A. was classified as an asset held for sale. See Note 1 – Reporting Entity and Note 7 – Asset Held for Sale.
(2) See Note 15.1. Net income from equity participation.
(3) During the year 2025, capitalizations were made for the following entities: Inversiones Cibest S.A.S. for COP 1,063,507, Cibest Inversiones Estratégicas S.A.S. COP 43,501, Cibest Investment Management S.A.S. COP 43,501, Valores Cibest S.A.S. COP 43,501, Cibest Panamá Assets S.A. COP 49,044, Wenia Ltd. COP 31,629, Wompi S.A.S. COP 25,000, Nequi S.A. Compañía De Financiamiento COP 18,998.
(4) This corresponds to the partial spin-off by Banistmo of 100% of the shares it held in Valores Banistmo S.A. for the benefit of Cibest Panamá Assets S.A. See Note 1. Reporting Entity.
The following is the supplementary information of the Cibest's most significant subsidiaries as of December 31, 2025 and 2024 without eliminations:
As of December 31, 2025

Company	Assets	Liabilities	Income from ordinary activities	Gain / (Loss)
In millions of COP
Bancolombia S.A.	268,641,523	241,222,614	161,855,076	6,123,641
Banagrícola S.A.	25,916,846	23,452,205	3,134,775	591,651
Grupo Agromercantil Holding S.A.	24,415,732	22,333,798	2,694,210	113,240
Renting Colombia S.A.S.	1,226,484	1	174,869	172,162
The financial statements as of December 31, 2025 have been used for the purpose of applying the equity method for the subsidiaries.
As of December 31, 2025 there are no restrictions or limitations on the ability of subsidiaries to transfer funds to the Bank in the form of dividends and other capital distributions; likewise, there are no contingent liabilities in connection with their interests in the aforementioned subsidiaries.

5.1 Hedge of a net investment in a foreign operation
Cibest applies hedge accounting in accordance with IFRS 9, under the hedge type of a net investment in a foreign operation.
Hedging of the Investment in Banistmo S.A.
Between May 16 and December 18, 2025, Cibest maintained a hedge of a portion of its investment in Banistmo S.A. by designating its U.S. dollar‑denominated financial liabilities as hedging instruments, for an amount of USD 359,000. Hedge accounting was discontinued following the reclassification of this investment as a non‑current asset held for sale, in connection with the purchase agreement signed in December 2025.
Subsequently, a new hedging relationship was designated, with the investment in Banagrícola S.A. as the hedged item and the outstanding loans as the hedging instruments, for the purpose of mitigating foreign exchange risk in the financial statements.

Hedging of the Investment in Banagrícola S.A.

As of December 30, 2025, the company designated USD 359,000 in liability borrowings as the hedging instrument. This transaction aims to protect Cibest against foreign exchange risk (USD/COP) related to a portion of its net investment in Banagrícola, a company domiciled in Panamá whose financial statements are presented in U.S. dollars.
The book value and the hedged portion of the investment are listed below:

Banagrícola S.A.	December 31, 2025
In thousands of USD
Net investment hedged in the hedging relationship (1)	359,000
Total net investment Banagrícola S.A.	359,000
(1) As of December 31, 2024, there were no financial obligations.
The following is a detail of the hedging instruments of the net investment in the net foreign investment:

As of December 31, 2025

Debt securities issued in thousands of USD, designated as hedging instruments
Opening date	Due date	E.A rate	Capital balance	Capital designated as hedging instrument
18/03/2022	17/03/2026	5.85%	234,000	234,000
25/03/2022	24/03/2026	5.84%	100,000	100,000
28/03/2022	27/03/2026	5.79%	25,000	25,000
Total debt securities			359,000	359,000

(1) As of December 31, 2025, the amount of these obligations amounted to COP 1,348,792. For further information on obligations to correspondent banks, see Note 9, Borrowings from other financial institutions.

Measuring effectiveness and ineffectiveness
A hedge is considered effective if, at the beginning of the period and in subsequent periods, the changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge has been designated are offset.

Cibest has documented the evidence of effectiveness of the hedge of the net foreign investment based on the portion of the net investment hedged at the beginning of the hedging relationship amounting to USD 359,000. The hedge is considered perfectly effective since the critical terms and risks of the obligations that serve as hedging instruments are identical to those of the primary hedged position. The effectiveness of the hedge is measured before taxes.

Gains or losses on translation of Banagrícola financial statements are recognized in OCI. Consequently, the exchange difference related to the translation of debt securities issued and borrowings from correspondent banks is recognized directly in OCI.

NOTE 6. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table summarizes the balance sheet balances of investments in associates and joint ventures as of December 31, 2025 and 2024:

Composition	December 31, 2025 (1)	December 31, 2024
In millions of COP
Joint ventures	41,824	-
Investments in associates	22,087	-
Total	63,911	-

(1) As of December 31, 2024, Cibest did not hold this type of investment. The increase in investments in associates and joint ventures as of December 31, 2025, is explained by the partial spin‑off of Bancolombia S.A. in favor of Grupo Cibest S.A. See Note 1 – Reporting Entity.

The following tables present the Cibest's investments in associates as of December 31, 2025 and December 31, 2024:

Company name	Principal activity	Country	December 31, 2025		December 31, 2024
			% of participation	Investment	% of participation	Investment
Puntos Colombia S.A.S.	Customer loyalty management	Colombia	50.00%	28,862	-%	-
International Ejecutiva de Aviación S.A.S. (1)	Air transportation service	Colombia	50.00%	12,962	-%	-
Total investments in joint ventures			0	41,824	0	0

(1) Reclassification of Internacional Ejecutiva de Aviación S.A.S. As of September 2025, Cibest held a 37.50% stake as an associate, with the purchase of 562,500 shares from Grupo Argos S.A. for COP 452 on October 31, 2025. It was reclassified as a joint venture, with a 50% stake.

The following tables present the movement of Cibest's joint venture investments as of December 31, 2025:

	December 31, 2025
In millions of COP
	Puntos Colombia S.A.S.	International Ejecutiva de Aviación S.A.S.	Total
Balance at beginning of period	-	-	-
Value received in the partial absorption-type spin-off from Bancolombia S.A. to Grupo Cibest S.A.	20,516	9,828	30,344
Income in equity method (1)	13,062	2,391	15,453
OCI (Equity method) (2)	-	291	291
Purchases/Capitalizations	-	452	452
Dividends	(4,716)	-	(4,716)
Balance at end of period	28,862	12,962	41,824
(1)See Note 15.1. Net income from equity participation.
(2)See separate statement of comprehensive income.

The following information pertains to Cibest's investments in associates:

Company name	Main activity	Country	December 31, 2025		December 31, 2024
			% participation	Investment value	% participation	Investment value
Protección S.A.	Pension and severance fund management	Colombia	0.69%	22,087	- %	-
Total Investments in Joint Ventures				22,087		-

The following table presents the movement of investments in Cibest associates as of December 31, 2025:

December 31, 2025
	Protección S.A.	Total
In millions of COP
Balance at beginning of period	-	-
Value received in the partial absorption-type spin-off from Bancolombia S.A. to Grupo Cibest S.A.	20,163	20,163
Equity method recognized in income (1)	1,921	1,921
Equity method recognized in OCI (2)	3	3
Balance at end of period	22,087	22,087
(1) See Note 15.1 Net income from equity participation.
(2) See separate statement of comprehensive income.

Below is the supplementary information on Cibest's most significant associates and joint ventures as of December 31, 2025:

As of December 31, 2025

Company name	Classification	Assets	Liabilities	Revenue from ordinary activities	Gain / (Loss)
In millions of COP
Protección S.A.	Associates	3,422,617	804,200	1,959,129	376,826
International Ejecutiva de Aviación S.A.S.	Joint ventures	124,574	115,822	(87,639)	7,723
Puntos Colombia S.A.S.	Joint ventures	300,468	242,743	479,509	31,774

For the purposes of applying the equity method to associates and joint ventures, the financial statements as of December 31, 2025 have been used.

NOTE 7. ASSETS HELD FOR SALE, NET

On December 18, 2025, Grupo Cibest S.A., acting as the seller, and Inversiones Cuscatlán Centroamérica S.A., acting as the buyer, entered into a purchase and sale agreement under which the seller agreed to transfer 100% of the shares of Banistmo S.A. (see Note 1 – Reporting Entity).

As a result of this agreement, the investment in Banistmo S.A. was reclassified as an "Asset held for sale", in accordance with IFRS 5. On the reclassification date, an impairment loss of COP 5,019,221 was recognized, as the carrying amount as of November 30, 2025, exceeded the agreed sale price (see Note 20 – Discontinued Operation).
As of December 31, 2025, the net realizable value (sale price less estimated transaction costs) amounts to COP 5,263,986.

NOTE 8. OTHER ASSETS, NET

The following details other assets, net to December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
In millions of COP
Prepaid expenses (1)	413	-
Other accounts receivable	57	-
Other assets (2)	69	-
Total other assets, net	539	-

(1) It corresponds to insurance
(2) Withholding tax on non-taxable dividends.

NOTE 9. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS
The composition of financial obligations measured at amortized cost as of December 31, 2025 is as follows:
Obligations granted by foreign banks

Financial entity	Minimum rate	Maximum rate	December 31, 2025
In millions of COP
Financing with Correspondent Banks (1) (2) (3)	5.79%	5.85%	1,412,752
Total			1,412,752
(2)As of December 31, 2024, there were no financial obligations. see Note 1 Reporting Entity.
(2)See Note 5.1 Hedge of a net investment in a foreign operation
(3)This value includes principal of COP 1,348,792, accrued interest of COP 68,198, and interest restatement of COP (4,238).
The contractual maturities of financial obligations with foreign entities are as follows:

December 31, 2025
In millions of COP
Short term (less than 1 year)	1,412,752
Total	1,412,752

1

NOTE 10. PREFERRED SHARES
Cibest recognized a financial liability for the obligation to pay preferential cash dividends to the holders of preferred shares.

Details of the liability related to preferred shares as of December 31, 2025 are as follows:

December 31, 2025
In millions of COP
Value received in the partial spin-off by absorption from Bancolombia to Cibest	526,503
Interest received in spin off	19,370
Value of the liability received in the partial spin-off by absorption between Bancolombia S.A. and Grupo Cibest S.A. (1)	545,873
Interest expense on preferred stock(2)	37,604
Total	583,477
(1) See Note 1. Reporting Entity.
(2) See details in Note 16.2 Interest Expenses.

NOTE 11. INCOME TAX

The income tax is recognized in accordance with current tax regulations.
11.1. Components recognized in the separate income statement
The following chart provides a detailed breakdown of the total income tax for the periods ended December 31, 2025 and 2024.

	Accumulated
	2025	2024
In millions of COP
Current tax
Fiscal year	(19,734)	-
Total, current income tax	(19,734)	-
Deferred tax	-	-
Fiscal year	(31,481)	-
Total, deferred tax	(31,481)	-
Total income tax continuous operations(1)	(51,215)	-
(1) See effects of discontinued operation in Note 20.

11.2. Reconciliation of the effective tax rate

The detailed reconciliation between the total income tax expenses calculated at the current nominal tax rate and the recognized fiscal expense in the separate income statement for the periods ended December 31, 2025 and 2024:

	Accumulated
Effective tax rate reconciliation	2025	2024
In millions of COP
Income before taxes on continuous operations(1)	6,805,261	1
Applicable tax at nominal rate	(2,381,841)	-
Non-deductible expenses for the determination of taxable profit	(40,238)	-
Net book and non-taxable income for the determination of taxable profit	2,411,228	-
Net tax and non-accountable income for the determination of taxable profit	(161,267)	-
Net income from ordinary activities exempted from taxation	150,491	-
Income from ordinary activities not constituting income or occasional gain from taxable activities	1,893	-
Other tax rate effects due to reconciliation between book income and tax expense	(31,481)	-
Total tax continuous operations(1)	(51,215)	-
(1) See effects of discontinued operation in note 20.
11.3. Components recognized in the Statement of Comprehensive Income Separate (OCI)

From January 1 to December 31, 2025
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Utility in valuation of financial instruments	1,804	(467)	1,337
Net income from investments in subsidiaries accounted for using the equity method(1) (2)	7,133,841	-	7,133,841
Utility on valuation of investments in associates and joint ventures(1)	902	-	902
Loss on hedging of net investments in foreign operations(3)	(3,921,893)	(38,370)	(3,960,263)
Net	3,214,654	(38,837)	3,175,817
(1) Includes the effects of corporate evolution transactions on the item referred to in OCI as "Surplus from equity method".
(2) Incluides the effects of exchange difference on assets held for sale of the concept referred to in the ORI as "Surplus from equity method".
(3) Includes the effects of corporate evolution transactions on the item referred to in OCI as "Effects of hedge accounting application".

 11.4. Deferred tax

According to the financial projections, it is expected to generate enough liquid income to offset the items recorded as deductible deferred tax. These estimates start from the financial projections that were prepared considering information from the Cibest Group's economic research records, the expected economic environment for the next five years. The main indicators on which the models are based are GDP growth, loans growth and interest rates. In addition to these elements, the long-term Group's strategy is taken into account.

	December 31, 2024	Effect on Income Statement	Effect on OCI	Effects on equity(3)	December 31, 2025
In millions of COP
Asset Deferred Tax:	-	-	-	-	-
Financial obligations	-	(59,373)	-	59,373	-
Other Deductions	-	360	-	-	360
Total Asset Deferred Tax	-	(59,013)	-	59,373	360
Liability Deferred Tax:	-	-	-	-	-
Investment Valuation	-	(1,979)	(467)	(1,627)	(4,073)
Financial obligations(1)	-	29,511	(38,370)	-	(8,859)
Goodwill(2)	-	1,567,226	-	(1,567,226)	-
Total, deferred tax liabilities	-	1,594,758	(38,837)	(1,568,853)	(12,932)
Total, net deferred tax	-	1,535,745	(38,837)	(1,509,480)	(12,572)

(1) The movement in OCI is due to the hedging of investments - See note 5.1. Hedge of a net investment in a foreign operation
(2) See effects of discontinued operation in note 20.
(3) Contains the effects of social evolution operations. See Note 1. Reporting Entity.

11.5. Amount of temporary differences in subsidiaries, branches, and associates over which deferred tax was not recognized is

In accordance with IAS 12, no deferred tax credit was recorded, because Management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2025	December 31, 2024
In millions of COP
Temporary differences	-	-
Local subsidiaries	(5,665,440)	-
Foreign subsidiaries	(7,209,144)	-

 11.6. Dividends

11.6.1 Dividend Payment
Dividends to be distributed by the Cibest Group's will be subject to the application of section 48 and 49 of the Colombian Tax Code, and consequently, they will be subject to a withholding tax established by the norm. This is in accordance with the tax characteristics of each shareholder.

11.6.2 Dividends received from Colombian Subsidiary Companies
Considering the historical tax status of the dividends received by the Cibest Group's from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax. They will not be subject to withholding tax, taking into account that the Cibest Group's, its affiliates and national subsidiaries belong to the same business group.
11.7. Tax contingent liabilities and assets
In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Cibest Group's.
In Colombia, due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax administration's judgment may differ from that applied by Cibest Group's at any time. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However.
Based on the criteria established in the interpretation of IFRIC 23, Cibest Group's did not recognize uncertain tax positions in its financial statements.

11.8. Tax contingent liabilities and assets
Cibest Group's recognizes transactions between related parties by applying the arm's length principle. These transactions are documented and reported to the Colombian tax administration. No transfer pricing adjustments are expected for the current fiscal year.
1

NOTE 12. OTHER LIABILITIES

The following section details other liabilities to December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
In millions of COP
Short-term benefits and bonuses (1)	2,328	-
Accounts payable (2)	1,702	-
Salaries and labor obligations	272	-
Others	1	-
Total	4,303	-
(1)This corresponds to bonuses for employees in accordance with the Cibest Group's variable compensation model.
(2)It includes a provision for the Industry and Commerce Tax of COP 686 and suppliers of COP 616.

NOTE 13. SHARE CAPITAL

The subscribed and paid-in capital is the following:

	December 31, 2025	December 31, 2024
Authorized shares	1,400,000,000	1,000
Subscribed and paid-in shares	509,704,584	1,000
Common shares	(601,452)	-
Total shares	509,103,132	-
Preferred shares issued and fully paid	452,122,416	-
Preferred shares	(8,010,884)	-
Total preferred shares	444,111,532	-
Total shares	953,214,664	-
Subscribed and paid capital (nominal value in millions of COP)	480,914	-
Authorized shares (nominal value, in millions of COP)	700,000	-
(1) The par value per share is five hundred pesos.

Distribution and payment of dividends

Dividends must be approved at the Ordinary General Meeting upon the recommendation of the Board of Directors.

Except in the events indicated below, this approval corresponds to a simple majority of the shares represented at the Meeting.

In accordance with the legal regime applicable to Cibest, the company is required to distribute at least fifty percent (50%) of its net profits, unless shareholders representing seventy-eight percent (78%) of the shares present at the meeting approve a different distribution amount. When the total of the legal, statutory, or occasional reserves exceeds one hundred percent (100%) of subscribed share capital, the mandatory distribution of net profits increases to seventy percent (70%).

Dividend distribution must be made to all shareholders in cash and within the year following the General Assembly in which the dividend was declared. If not paid in cash, the dividend payment—requiring shareholders to receive it in the form of fully paid-up shares of the company—shall require the favorable vote of eighty percent (80%) of the represented ordinary shares and eighty percent (80%) of the subscribed preferred shares with no voting rights.

The annual net profits of Cibest must be applied as follows: (i) first, an amount equal to 10% of Cibest’s net profits to a legal reserve until such reserve is equal to at least 50% of the Cibest’s subscribed share capital; (ii) second, to the payment of the minimum dividend on the preferred shares and without voting rights; and (iii) third, as may be determined in the ordinary annual general ordinary shareholders' meeting by the vote of the holders of a majority of the shares entitled to vote.

Common shares

The holders of common shares are entitled to vote on any matter subject to approval at an annual general ordinary shareholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.

Also, the holders of common shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting.The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares and without voting rights.

Preferred shares with no voting rights

The holders of preferred shares with no voting rights are entitled to receive dividends based on the net profits of the previous year, after deducting the losses affecting the capital and after deducting the amount legally allocated to the legal reserve, but before creating or accruing any other reserve.

The minimum non-cumulative preferred dividend equal to one percent (1%) per annum of the subscription price of the preferred share provided that this dividend is higher than the dividend assigned to the common shares. Otherwise, the dividend will be increased up to an amount equal to the dividend per share of common stock.

The payment of the preferred dividend will be made at the time and in the manner established by the general shareholders' meeting and with the priority established by Colombian law.

Any stock dividend requires the approval of 80% or more of the shares present at a shareholders' meeting, which shall include 80% or more of the outstanding preferred shares. In the absence of such holders of preferred stock, a stock dividend may only be payable to holders of common stock who approve such payment.

Reserved Shares

These are the shares available between the maximum limit of authorized capital and the subscribed share capital. Cibest has 438,173,000 shares in reserve.

NOTE 14. APPROPRIATED RESERVES

As of December 31, 2025 and 2024, the reserves were made up as follows:

	December 31, 2025	December 31, 2024
In millions of COP
Appropriation of net income (1)	8,578,816	-
Occasional reserve (2)	1,166,556	-
Reserve for treasury share acquisition (3)	918,582	-
Total reserves (4)	10,663,954	-
(1)In compliance with Article 452 of the Commercial Code of the Republic of Colombia and is mandatory until it reaches fifty percent (50%) of subscribed share capital. The legal reserve serves two specific purposes: to increase and maintain the company’s capital, and to absorb losses arising from operations. Therefore, its balance may not be distributed as dividends to shareholders
(2)The occasional reserve for equity strengthening and future growth.
(3)In accordance with the resolution adopted at the General Shareholders' Meeting held on June 9, 2025, a reserve of COP 1,350,000 was established for the repurchase of own equity instruments. The execution of this transaction began on July 17, 2025. As of December 31, 2025, the balance of this reserve amounted to COP 918,582, which includes transaction costs of COP 876.
(4)See Separate Statement Of Changes In Shareholders' Equity from Grupo Cibest.
As of December 31, 2025, the movement in the reserve for the reacquisition of shares is as follows:

December 31, 2025
In millions of COP
Establishment of a reserve for the repurchase of treasury shares	1,350,000
Repurchase of ordinary shares (1)	(34,706)
Repurchase of preferred shares (2)	(395,836)
Transactional costs	(876)
Balance of the reserve for the repurchase of own shares (3)	918,582

(1) As of December 31, 2025, 601,452 ordinary shares had been repurchased. See Note 13. Share Capital
(2)As of December 31, 2025 8,010,884 preferred shares had been repurchased. See Note 13. Share Capital

NOTE 15. OPERATING INCOME

The following information corresponds to operating income as of December 31, 2025:

15.1 Net Income from Equity Method Investments
The following table shows the breakdown of dividend and equity income for the years ending December 31, 2025 and 2024:

Income from equity participation	December 31, 2025	December 31, 2024
In millions of COP
Equity method (2)	6,797,841	-
Bancolombia S.A.	5,912,057	-
Banagrícola S.A. and Subsidiaries	586,306	-
Grupo Agromercantil Holding	113,240	-
Inversiones Cibest S.A.S.	172,162	-
Other Subsidiaries	14,076	-
Equity method investments in associates and joint ventures (3)	21,844	-
Puntos Colombia S.A.S.	15,887	-
International Ejecutiva de Aviación S.A.S.	3,369	-
Protección S.A.	2,588	-
Equity Instruments	104	-
Dividends	5	1
Total net income from equity interest (4)	6,819,794	1
(1) Includes the effects of the partial spin-off of Bancolombia S.A. in favor of Grupo Cibest S.A. See Note 1, Reporting Entity.
(2) The difference of 2,245,334 compared with the amount of 4,552,507 disclosed under “Equity method recognized in profit or loss” in Note 5, Investments in subsidiaries, corresponds to the income recognized for this concept as part of the spin-off executed on May 16, 2025 for each subsidiary. See details in Note 1, Reporting Entity.
(3) The difference of 4,470 compared with the amount of 17,374 disclosed in Note 6, Investments in associates and joint ventures, under “Equity method recognized in profit or loss”, corresponds to the income recognized for this concept as part of the spin-off executed on May 16, 2025 for each associate and joint venture. See details in Note 1, Reporting Entity.

15.2 Other operating income
Other operating income, net, is comprised of the following items for the years ended December 31, 2025 and 2024:

Other operating income. net	December 31, 2025	December 31, 2024
In millions of COP
Interest income	63,021	-
Virtual investment interest	58,177	-
Savings account interest	4,844	-
Other income	64,980	-
Exchange rate difference	64,980	-
Total other operating income, net	128,001	-

NOTE 16. OPERATING EXPENSES

The following information relates to operating expenses for the years ended December 31, 2025 and 2024:
1

16.1 Salaries and employee benefits

The breakdown of salaries and benefits for employees for the years ending December 31, 2025 and 2024 is as follows:

Salaries and employee benefit	December 31, 2025	December 31, 2024
In millions of COP
Salaries	3,928	-
Bonuses	2,328	-
Social security contributions	795	-
Vacation expenses	169	-
Defined Benefit severance obligation and interest	65	-
Private premium	38	-
Others	172	-
Total salaries and employee benefit	7,495	-

16.2 Interest expense
The breakdown of interest expenses for the years ending December 31, 2025 and 2024 is as follows:

Interest expense	December 31, 2025	December 31, 2024
In millions of COP
Interest on preferred shares(1)	56,974	-
Interest on financial obligations	56,554	-
Total interest expense	113,528	-

(1) This amount includes COP 19,370 received in the partial spin-off of Bancolombia S.A. in favor of Grupo Cibest S.A. See Note 1 Reporting Entity, as well as interest accrued from May to December in the amount of COP 37,604.

16.3. Other administrative and general expenses
The details of other administrative and general expenses as of December 31, 2025 and 2024 are as follows:

Other administrative and general expenses	December 31, 2025	December 31, 2024
In millions of COP
Taxes (1)	12,070	-
Legal procedures for spin-off (2)	3,126	-
Audit and board fees	2,138	-
Fee	1,885	-
Commissions	1,542	-
Others (2)	569	-
Total other administrative and general expenses	21,330	-
(1) Mainly corresponds to stamp tax paid in connection with the spin-off of Banistmo.
(2) Corresponds to payments made to the Medellín Chamber of Commerce for procedures related to the spin-off, including registration tax and stamp tax.

NOTE 17. RELATED PARTY TRANSACTIONS

IAS 24 Related Party Disclosures requires a reporting entity to disclose:

(a) transactions with related parties; and
(b) relationships between parent companies and subsidiaries, regardless of whether transactions have occurred between those related parties.
This Standard requires disclosure of information about related party relationships, transactions, and outstanding balances, including commitments, in the separate financial statements of a parent company or investors with joint control of, or significant influence over, an investee.
Under IAS 24, related parties are defined as those in which one party has the ability to control the other or to exert significant influence over its operating and financial decisions, or when another entity controls both parties. In the case of Cibest, the following are considered related parties:
•Shareholders who individually hold more than 20% of Cibest’s share capital, namely Grupo de Inversiones Suramericana S.A.
•Subsidiaries: entities over which the Company has direct control.
•Associates and joint ventures: entities over which the Company exercises significant influence.
•Other related parties: entities other than those listed above that meet the definition of a related party.
•Key Management Personnel: includes the Legal Representatives, members of the Board of Directors, and Senior Management, as well as their close family members (defined as spouses or domestic partners and children) and any investments representing 50% or mores of the capital.
Cibest's purpose is to invest in movable and immovable property, and in particular, to invest in shares, quotas, or equity interests, or any other form of participation in Colombian and/or foreign companies or entities, and to manage said investments.
It should be noted that no transactions occurred between Cibest and its related parties during the years ended December 31, 2025 and 2024.
•Operations whose characteristics differ from those carried out with third parties.

	Shareholders with an interest equal to or greater than 20% of the Company (1)	Subsidiaries	Associates and Joint Ventures	Key Management Personnel and Family Members	Other related parties(1)
In millions of COP
Assets
Cash and cash equivalents	-	115,689	-	-	1,131
Investment in associates and joint ventures	-	-	63,911	-	-
Investment in subsidiaries	-	35,406,058	-	-	-
Asset held for sale	-	5,263,986	-	-	-
Investments at amortized cost	-	1,331,390	-	-	-
Total Assets	-	42,117,123	63,911	-	1,131
Liabilities
Borrowings from other financial institutions	-	-	-	-	1,412,752
Other liabilities	-	-	-	71	4
Total Liabilities	-	-	-	71	1,412,756
Income
Interest income and other operating income	-	4,807	-	-	37
Interest income from the virtual investment	-	58,177	-	-	-
Equity method	-	6,797,841	21,844	-	-
Total income	-	6,860,825	21,844	-	37
Expenses
Interest expense	-	-	-	-	56,554
Net impairment of investment net of taxes	-	3,451,995	-	-	-
Impairment of investment at amortized cost	-	181	-	-	-
Other expenses	-	123	-	1,945	541
Total Expenses	-	3,452,299	-	1,945	57,095
(1) Includes indirect subsidiaries of Grupo Cibest and subsidiaries of Grupo Sura.
As of December 31, 2025, directors received fees of COP 1,945 for attending Board meetings.
Payments to senior management totaled COP 1,031 and correspond to short‑term employee benefits.

NOTE 18. LIABILITIES FROM FINANCING ACTIVITIES

The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2025:

	Beginning balance as of January 1, 2025	Cash flows		Changes other than cash		Ending balance as of December 31, 2025
			Liabilities transferred in the spin-off (1)	Adjustment for the effects of exchange rate changes	Accrued interest
In millions of COP
Liabilities from financing activities
Financial obligations (1)	-	-	1,527,432	(171,234)	56,554	1,412,752
Preferred stock (2)	-	-	545,873	-	37,604	583,477
Total liabilities from financing activities	-	-	2,073,305	(171,234)	94,158	1,996,229
(1)The amounts correspond to the restatement of capital of COP 166,996 and the restatement of interest of COP 4,238
(2)Includes the effects of the partial spin‑off from Bancolombia S.A. to Cibest S.A.; see Note 1 Reporting Entity.

NOTE 19. FAIR VALUE OF ASSETS AND LIABILITIES

To determine fair value, the characteristics of the asset or liability are considered in the same manner as market participants would consider them when pricing the asset or liability at the measurement date.

Valuation process for fair value measurements

Fair value measurement is performed using the prices, inputs, and methodologies provided by the Group’s official pricing vendor, Precia.

All methodologies and procedures developed by the pricing services provider are supervised by the Superintendence of Finance of Colombia (SFC), which has its authorization.

The following table presents the carrying amount and fair value of assets and liabilities As of December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
In millions of COP
Assets
Equity instruments (1)	1,331,390	1,331,390	-	-
Investments at amortized cost (1)	4,384	4,384	38	38
Asset held for sale (2)	5,263,986	5,263,986	-	-
Total assets	6,599,760	6,599,760	38	38
Liabilities
Financial obligations (3)	1,412,752	1,412,752	-	-
Preferred stock (4)	583,477	324,260	-	-
Total liabilities	1,996,229	1,737,012	-	-
(1)See Note 4. Financial assets investments
(2)See Note 7. Assets held for sale
(3)See Note 9. Borrowings from other financial institutions
(4)See Note 10. Preferred shares

Fair value measurement

Assets and liabilities

a. Equity securities

Cibest performs the market price valuation of its equity investments using the prices provided by the official pricing services provider (Precia), and classifies these investments according to the procedure described at the beginning of this note. Likewise, to determine the fair value of unquoted equity securities, Cibest adjusts the value of the investment based on its ownership percentage and the subsequent changes in the issuer’s equity. Holdings in mutual funds, trusts, and collective portfolios are valued using the unit value calculated by the management company.

b. Assets held for sale measured at fair value less costs to sell

Cibest measured its investment in Banistmo S.A., classified as held for sale, at fair value less costs to sell.
Fair value hierarchy

IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities by fair value hierarchy that are measured on a recurring basis as of December 31, 2025 and 2024:

ASSETS
Instrument type	December 31, 2025				December 31, 2024
	Rating hierarchy			Total fair value	Rating hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Equity instruments
Equity instruments at fair value	-	124	4,260	4,384	38	-	-	38
Total equity instruments	-	124	4,260	4,384	38	-	-	38
Total assets	-	124	4,260	4,384	38	-	-	38

Fair value of assets and liabilities measured at fair value on a non‑recurring basis

Cibest measured the discontinued operation Banistmo S.A., classified as held for sale, at fair value less costs to sell. The following breakdown presents the fair value hierarchy of the assets, classified by level:

ASSETS
Instrument type	December 31, 2025
	Valuation hierarchy			Total fair value
	Level 1	Level 2	Level 3
In millions of COP
Asset held for sale	-	-	5,263,986	5,263,986
Total	-	-	5,263,986	5,263,986

Fair value of assets and liabilities that are not measured at fair value in the statement of financial position

The following table presents for each level of the fair value hierarchy Cibest's assets and liabilities that are not measured at fair value in the statement of financial position, however, the fair value as of December 31, 2025 and 2024:

ASSETS
Instrument type	December 31, 2025				December 31, 2024
	Valuation hierarchy			Total fair value	Valuation hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Equity instruments	-	-	1,331,390	1,331,390	-	-	-	-
Total	-	-	1,331,390	1,331,390	-	-	-	-

LIABILITIES
Instrument type	December 31, 2025				December 31, 2024
	Valuation hierarchy			Total fair value	Valuation hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Financial obligations	-	-	1,412,752	1,412,752	-	-	-	-
Preferred stock	-	-	324,260	324,260	-	-	-	-
Total	-	-	1,737,012	1,737,012	-	-	-	-

IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for being measured at fair value.

The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the consolidated statement of financial position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Cibest’s deposit rates.

Preferred shares

In the valuation of the liability component of preferred shares related to the minimum dividend of 1% of the subscription price, Cibest uses the Gordon Model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by Cibest and growth at a constant rate considering the Cibest’s own perspectives of the payout ratio.

Changes in Level 3 fair value category

The following table presents the reconciliation of assets and liabilities measured at fair value on a recurring basis using unobservable inputs as of December 31, 2025:

As of December 31, 2025

Instrument type	Balance January 01, 2025	Included in income	Incluided in ORI	Purchases	Sales	Prepayments	Reclassifications	Transfers to Level 3	Transfers out of Level 3	Balance December 31, 2025
In millions of COP
Assets
Equity investments at fair value	-	-	13	4,247	-	-	-	-	-	4,260
Total assets	-	-	13	4,247	-	-	-	-	-	4,260

Level 3 fair value – transfers

The following were the significant level 3 transfers at December 31, 2025:

Transfers between Level 1 and Level 2 to Level 3:

As of December 31, 2025, no level transfers were reported for Cibest.

Transfers between Level 3 and Level 1 and 2:

As of December 31, 2025, no level transfers were reported for Cibest.

Transfers between Level 1 and Level 2 of the Fair Value hierarchy

As of December 31, 2025, no level transfers were reported for Cibest.

Quantitative Information about Level 3 Fair Value measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized through income statement. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input.

The following table sets forth information about significant unobservable inputs related to the Cibest’s material categories of level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2025

Instrument type	Fair value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Input sensitivity increased by 100 bps	Input sensitivity decreased by 100 bps
In millions of COP
Equity instruments	4,260	Based on price	Price	NA	NA	NA	NA

NOTE 20. DISCONTINUOUS OPERATION

Banistmo S.A. is a private financial institution that began operations in 1973 and is one of the financial institutions of the Cibest Group located in the Republic of Panama, having been acquired in October 2013. Banistmo has positioned itself as one of the leading banks in Panama, offering a wide variety of financial services under the supervision of the Superintendency of Banks of Panama.

As of December 18, 2025, Grupo Cibest S.A., as the seller, and Inversiones Cuscatlán Centroamérica S.A., as the buyer, entered into a sale and purchase agreement under which the seller agreed to transfer 100% of the shares of Banistmo S.A.

The agreed purchase consideration amounts to USD 1,418,000.

The completion of the transaction is subject to certain conditions precedent, including, but not limited to, obtaining the regulatory approvals required by the Superintendency of Banks of Panama.

This disposal forms part of the Group’s long‑term corporate strategy aimed at optimizing the business portfolio, focusing growth on strategic markets, and maximizing value creation for its shareholders.

The results of the discontinued operation recognized within profit or loss for the period are as follows:

	December 31, 2025	December 31, 2024
In millions of COP
Equity method income (1)	401,959	-
Net tax impairment (1)	(3,453,515)	-
Foreign exchange difference	1,519	-
Loss from discontinued operations	(3,050,037)	-
(1) This amount includes the effects of the partial spin‑off of Bancolombia in favor of Grupo Cibest, for COP 107,923 (see Note 1. Reporting Entity), and the fair value adjustment of the investment for COP 294,035 (see Note 5. Investments in Subsidiaries).
The impairment loss corresponds to the difference between the net realizable value of the investment in Banistmo (sale value less costs to sell), classified as an asset held for sale, and its carrying amount measured under the equity method as of November 30, 2025. This impairment arises primarily from the goodwill embedded in the carrying amount of the investment in the separate financial statements of Grupo Cibest.
In compliance with IFRS requirements, the entity performed the mandatory annual impairment tests, which concluded that the recoverable amount of the Cash‑Generating Unit (CGU) associated with Banistmo exceeded its carrying amount; therefore, no impairment loss was identified. The recoverable amount was determined with the support of an independent valuation expert and required management to apply judgments and estimates regarding projected cash flows beyond normal planning horizons, the selection of an appropriate discount rate, and the valuation of the CGU’s identifiable assets.
However, the sale price agreed upon in the transaction provides new observable evidence indicating a fair value lower than the carrying amount. Consequently, and in accordance with the applicable IFRS requirements, the impairment loss is recognized in the period.

NOTE 21. EVENTS AFTER THE REPORTING PERIOD

The separate financial statements of Grupo Cibest S.A. for the fiscal year ended December 31, 2025, were approved by the Board of Directors for issuance on February 23, 2026.

After the cut-off date and until their publication, no material events occurred that would require adjustments or additional disclosures to the separate financial statements.

RISK MANAGEMENT

During 2025, the global economy showed a relatively favorable performance, despite the materialization of various risks stemming from the tariff and immigration policies promoted by the President of the United States. This environment was accompanied by a gradual and prudent easing of the Federal Reserve’s restrictive monetary policy stance, in a context marked by inflationary pressures resulting from rising tariffs, the persistence of geopolitical conflicts—particularly between Russia and Ukraine and in the Middle East—and the deterioration of fiscal conditions in most economies worldwide. Taken together, these factors increased uncertainty regarding the evolution of macroeconomic indicators and generated greater volatility in the prices of financial assets in international markets. At the same time, the level of political stability played a decisive role in investor confidence, in governments’ ability to implement stimulus policies, and ultimately in the dynamics of economic growth.

CREDIT RISK
Credit risk is the risk of an economic loss to Grupo Cibest resulting from the counterparty, issuer, or debtor failing to meet their financial obligations, a decline in credit quality stemming from a downgrade in their rating, reduced earnings and returns, concessions granted in restructurings, and recovery costs.

Credit Risk Management – investment financial instruments

The Group maintains the control and continuous monitoring of the assigned credit risk limits, as well as the consumption thereof. Additionally, follows up and manages alerts on counterparties and issuers of securities, based on public market information and news related to their performance; this allows mitigating the risks of default or reduction of value for the managed positions.

Credit Quality Analysis - investment financial instruments

In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), the Group relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of the Bank and its subordinates.

External credit rating system: is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.

Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative variables and other objective criteria at the sector at sector level, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.

In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:

Low Risk: all investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.

Medium Risk: all speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.

High Risk: all positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.

The credit risk rating of the Republic of Colombia was downgraded following the latest reports issued on June 26, 2025 by Moody’s (to Baa3) and S&P (to BB). As a result, positions in Colombian sovereign debt and Colombian issuers have been reclassified to the medium-risk category.

•Credit Quality Analysis

	December 31, 2025
	Debt Instruments	Equity
In Millions of COP
Maximum Exposure to Credit Risk
Low Risk	-	-
Medium Risk	1,331,390	124
Hihg Risk	-	-
Without Rating	-	4,260
Total	1,331,390	4,384

•Financial credit quality of investment financial instruments:

Debt instruments: 100% of the debt instruments are not in default.
Equity: The positions that do not represent significant risks are not in default.

•Maximum exposure level to the credit risk given:

	December 31, 2025
	Maximum Exposure	Collateral	Net Exposure
In Millions of COP
Maximum Exposure to Credit Risk
Debt Instruments (1)	1,331,390	-	1,331,390
Equity (1)	4,384	-	4,384
Total	1,335,774	-	1,335,774
(1) See Note 4.Financial assets investments

MARKET RISK
Market risk refers to the possibility of incurring losses because of changes in share prices, interest rates and exchange rates.
At Cibest, market risks are identified, measured, monitored, controlled and communicated to make timely decisions for their adequate mitigation and to generate greater added value for shareholders. The guidelines or risk framework, policies and methodologies for market risk management are approved by the Board of Directors.
Measurement, management and control of market risks, an internal methodology is used by weighted historical simulation, using a confidence level of 99%, a holding period of 10 days, and a time window of one year or 250 daily data.
Market Risk Management
This section describes the market risk to which Cibest is exposed, as well as the tools and methodologies used in its measurement as of December 2025. Cibest total exposure to market risk has registered a Value at Risk (VaR) of COP 240,088. This result is mainly due to exposure to the exchange rate factor, originating from the position denominated in US dollars corresponding to COP 1.6 billion. Additionally, although to a lesser extent, the COP 124 participation in the Renta Liquidez Investment Fund contributed to the level of risk presented. Details are presented in the table below:

Risk factor	December 31, 2025
In millions of COP
End of period
Exchange rate	240,083
Collective investment funds	5
Total VaR	240,088

Assumptions and limitations of VaR model
Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of the future behavior of market variables. Accordingly, VaR models should not be considered predictive of future outcomes. In this regard, an entity could incur losses that exceed the values indicated by the models for a specific day or period, i.e. VaR models do not calculate the largest possible loss. Accordingly, the results of these models and the analysis of these models are subject to the expertise and reasonable judgement of those involved in the entity's risk management.

LIQUIDITY RISK

Liquidity risk is understood as the inability to meet payment obligations in a full and timely manner on the corresponding dates due to insufficient liquid resources and/or the need to assume excessive funding costs.
Liquidity risk management policies and guidelines are defined through the various senior management levels. These levels consist of the board of directors, the risk committee and senior management, and are responsible for defining the risk appetite and hence the financial strategy to be followed.
The measures to control liquidity risk include the definition of liquidity limits, which allow a proactive assessment of the entity's level of exposure. The methodologies used to control liquidity risk include cash flows in the different currencies in which operations are conducted.
Exposure to liquidity risk
To estimate liquidity risk, a cash flow is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows in 30 days. The liquidity indicator is presented as follows:

Liquidity Coverage Ratio	December 31, 2025
In millions of COP
Net cash outflows into 30 days	(28,801)
Liquid Assets (1)	116,675
Liquidity coverage ratio	87,874
The following table provides further details on Cibest's liquid assets:

Liquid Assets(2)	December 31st, 2025
In millions of COP
Cash COP	115,689
Cash USD (2)	887
Collective investment funds (3)	99
Total Liquid Assets	116,675

(1) Liquid assets: Liquid assets will be considered those that are easily realized that form part of the entity's portfolio or those that have been received as collateral in active operations in the money market, and that have not been subsequently used in passive operations in the monetary market and do not have any mobility restrictions. The following are considered liquid assets: available assets, shares in open collective investment funds without a permanence agreement, shares registered on the Colombian stock exchange that are eligible to be subject to repo or repo operations, and negotiable investments available for sale. sale of fixed income securities.
(2) The amount available in US dollars is subject to a haircut or reduction equivalent to 21.6%.
(3) Renta Liquidez Collective Investment Fund is subject to a haircut or reduction of 20%.

Contractual maturities of financial assets and liabilities
Contractual maturities of principal on financial assets are presented below:

Contractual maturities of assets at December 2025

Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Cash and cash equivalents	116,820	-	-	-	-
Securities	779,306	542,941	-	-	-
Total Assets	896,126	542,941	-	-	-

Contractual maturities of principal and interest on liabilities are presented below:

Contractual maturities of liabilities as at December 2025

Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Financial obligations	-	1,412,752	-	-	-
Preferred stock	-		-	-	583,477
Total Liabilities	-	1,412,752	-	-	583,477